SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2021

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

1 Angel Court, London,
England, EC2R 7AG
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

19 October 2021

Prudential plc confirms Board Committee changes

Prudential plc ("Prudential") announces that Chua Sock Koong will succeed Anthony Nightingale as Chair of the Remuneration Committee with effect from the Annual General Meeting  to be held in 2022 ("AGM").  Ms Chua was appointed to the Board as a Non-executive Director and a member of the Audit and Remuneration Committees in May 2021.

Mr Nightingale joined the Board as a Non-executive Director and member of the Remuneration Committee in 2013, and became the Chair of the Remuneration Committee and a member of the Nomination & Governance Committee in 2015.  He will step down from the Board at the conclusion of the AGM.

In addition, the Board has confirmed that Jeanette Wong will join the Responsibility & Sustainability Working Group established by the Board, with effect from 1 November 2021.  Ms Wong was appointed to the Board as a Non-executive Director and member of the Audit and Risk Committees in May 2021.

Enquiries:

Media		Investors/Analysts
Addy Frederick	+44 (0)20 3977 9399	Patrick Bowes	+44 (0)20 3977 9702
Ping Ping Tan	+65 9845 8904	William Elderkin	+44 (0)20 3977 9215

Notes to Editors:

Regulatory disclosures
Save as disclosed above, there is no further information required to be disclosed pursuant to Listing Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

About Prudential plc
Prudential plc provides life and health insurance and asset management, with a focus on Asia and Africa. The business helps people get the most out of life, by making healthcare affordable and accessible and by promoting financial inclusion. Prudential protects people's wealth, helps them grow their assets, and empowers them to save for their goals. The business has more than 17 million life customers in Asia and Africa and is listed on stock exchanges in London, Hong Kong, Singapore and New York. Prudential is not affiliated in any manner with Prudential Financial, Inc. a company whose principal place of business is in the United States of America, nor with The Prudential Assurance Company Limited, a subsidiary of M&G plc, a company incorporated in the United Kingdom.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 19 October 2021

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Sylvia Edwards

Sylvia Edwards
Deputy Group Secretary